



NO ACT

PE
1-14-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 05 2013

Washington, DC 20549

February 5, 2013

Judith H. Jones
Aetna Inc.
jonesjh@aetna.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2013

Re: Aetna Inc.
Incoming letter dated January 14, 2013

Dear Ms. Jones:

This is in response to your letter dated January 14, 2013 concerning the shareholder proposal submitted to Aetna by F&C Management Limited. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Dawn Wolfe
F&C Management Limited
dawn.wolfe@fandc.com

February 5, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aetna Inc.
Incoming letter dated January 14, 2013

The proposal relates to political contributions.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Aetna's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President & Corporate Secretary
Law & Regulatory Affairs, RC61
(860) 273-0810
Fax: (860) 273-8340

January 14, 2013

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of F&C Investments*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Aetna Inc. (the "Company") intends to omit from its Proxy Statement and form of Proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the F&C Investments (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's Political Contributions Policy to disclose additional information about its political contributions. A copy of the Proposal, the supporting statement, as well as related correspondence between the Company and the Proponent, is attached to this letter as Exhibits A and B.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(i) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper and timely request for that information.

BACKGROUND

The Proponent provided the Proposal to the Company in a letter dated December 11, 2012, which the Company received on December 12, 2012. See Exhibit A. Upon receiving the Proposal, the Company reviewed the records of its stock transfer agent, and determined that the name of the Proponent did not appear in those records as a registered shareholder. The Company thereafter sought verification from the Proponent of its eligibility with regard to the Proposal. On December 18, 2012, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, the Company sent a letter via overnight delivery notifying the Proponent of the requirements of Rule 14a-8, and how the Proponent could remedy the deficiency associated with the Proposal; specifically, that the Proponent provide the required information necessary to prove the Proponent's eligibility to submit a shareholder proposal in accordance with Rule 14a-8(b), (the "Deficiency Notice"). A copy of the Deficiency Notice is attached to this letter as Exhibit B.

The Deficiency Notice stated in substance that the Proponent must prove its eligibility to submit a proposal by submitting a written statement from the "record" holder of the Proponent's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the Proponent continuously held at least $2,000 in market value of the Company's securities entitled to vote on the proposal at the meeting for at least one year on the date that the Proponent submitted the proposal.

UPS, the overnight delivery service utilized by the Company to deliver the Deficiency Notice, confirmed the delivery of the Deficiency Notice to the Proponent at 9:45 a.m. on December 19, 2012. See Exhibit C. In response to the Deficiency Notice, the Proponent sent a statement from State Street Trustee Limited that stated that F&C Investments beneficially owned Company shares for one year prior to December 11, 2012, but that statement did not give any indication as to the number or value of the shares owned. See Exhibit D.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the information necessary to determine its eligibility to submit a shareholder proposal in response to the Company's request for this information.

The Company may exclude the Proposal under Rule 14a-8(f)(1), because the Proponent failed to provide information regarding its eligibility to submit the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." The Staff has stated in *Staff Legal Bulletin No. 14* (July 13, 2001) that when a shareholder is not the registered holder of the company's securities, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). Further, the staff recently clarified in *Staff Legal Bulletin No. 14F* that the proof of ownership must come from the "record" holder of the shareholder's shares, and that with respect to securities that are held in "street name" and deposited with DTC, only brokers or banks that are DTC participants will be viewed as "record" holders of the securities for the purposes of Rule 14a-8(b)(2)(i). In the Deficiency Notice, the Company specifically requested from the Proponent the required information necessary to satisfy the proof of ownership requirement.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the proof of beneficial ownership requirements specified in Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency in the proponent's submission and the proponent fails to correct the deficiency within the required time. The Deficiency Notice provided detailed information regarding the requirements to provide the requisite ownership of the Company's securities. See Exhibit B.

The Deficiency Notice stated that "[a]s a beneficial owner, F&C must provide Aetna with documentary support indicating the *number of shares* that F&C owns through each nominee." (emphasis added). However, the letter received from State Street, the DTC participant, does not state the number of shares owned for the period. Instead, it merely indicates that as custodian, State Street has continuously held "shares in Aetna" for the requisite period. There is no additional information as to the number of Aetna shares that State Street has so continuously held for the Proponent. From the State Street letter, the Company is unable to verify the statement in the Proponent's submission that the Proponent indeed owns the requisite value of shares necessary to be eligible to submit a shareholder proposal under Rule 14a-8(b). As *Staff Legal Bulletin No. 14F* makes clear, a shareholder who owns securities as a beneficial owner must provide such verification of ownership through the record holder, a DTC participant.

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of eligibility to submit the shareholder proposal in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Yahoo! Inc.* (March 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14-8(f), noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"). *See also, Cisco Systems, Inc.* (July 11, 2011); *I.D. Systems, Inc.* (March 31, 2011); *Amazon.com, Inc.* (March 29, 2011) and *Time Warner Inc.* (February 19, 2009).

Proponent failed to provide *any* documentary evidence of the amount of its ownership of the Company's securities in response to the Company's proper and timely Deficiency Notice. The Proponent has not demonstrated its eligibility to submit a shareholder proposal in accordance with Rule 14a-8. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(f)(1), and therefore not recommend any enforcement action to the Commission if the Company excludes the Proposal for the reasons stated in this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (860) 273-0810.

Sincerely,



Judith H. Jones

JHJ:cjb

Enclosure

EXHIBIT A



Law & Regulatory Affairs

DEC 12 2012

F&C Management Limited
265 Franklin St, 16th Floor
Boston, MA 02110

Telephone 617 426 9050
Facsimile 617 426 3433
www.fandc.com

December 11, 2012

Ms. Judith Jones
Vice President and Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

Via FedEx

Dear Ms. Jones,

F&C was pleased to participate in the November 8, 2012 discussion with you, Steven Kelmar and Thomas Cowhey on Aetna's political spending and lobbying activities. We very much appreciated the helpful background your team provided investors concerned about the myriad challenges associated with corporate political activity. We are pleased that Aetna currently discloses trade association non-deductible dues related to corporate political contributions as well as special assessments to the U.S. Chamber of Commerce. We are writing today to encourage the company to expand its commitment to transparency in this area, and underscore our desire that Aetna's board initiate annual disclose of payments, including recipient and amount, made for political purposes.

F&C believes there is room for additional dialogue and progress on this matter. However, to protect our rights as shareholders, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, F&C Management is filing the enclosed shareholder resolution. We authorize the primary filer, the state of New York, to act on our behalf. F&C is the beneficial owner of the requisite number of shares and has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted at the meeting for at least one year by the date the proposal was submitted, December 11, 2012, and will own the requisite number of shares through the annual meeting. Proof of ownership will be provided under separate cover upon request.

We hereby acknowledge Patrick Doherty of the Office of the New York State Comptroller as the lead filer of this proposal. We request that you copy F&C Management Ltd. as a co-sponsor of the proposal on any correspondence related to this matter.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Vice President, Governance & Sustainable Investment
Dawn.wolfe@fandc.com

cc: Mr. Patrick Doherty, Office of the New York State Comptroller

Encl: Shareholder proposal for 2013 annual meeting on political spending disclosure

RESOLVED, that shareholders of Aetna, Inc. ("Aetna") request that the Board of Directors amend Aetna's Political Contributions Policy (the "Policy") to provide that Aetna will disclose annually all payments it made in the previous calendar year to tax-exempt organizations (other than charitable organizations not permitted to engage in lobbying as a substantial part of their activities) that were used, or that Aetna had reasonable grounds to believe were used, for a political purpose, including the recipient and amount of the payment.

A "political purpose" is (w) lobbying at the federal, state or local level; (x) participation or intervention in any political campaign on behalf of or in opposition to any candidate, or efforts to influence the general public, or any segment thereof, with respect to an election or referendum; (y) directing a communication to the public that refers to, reflects a view on and encourages the recipient to take action with respect to legislation or regulation; or (z) drafting and endorsing model legislation.

Supporting Statement

As long-term Aetna shareholders, we believe it is important that Aetna publicly disclose all direct and indirect political expenditures. Lack of transparency prevents shareholders from evaluating whether funds are used to promote value creation or to pursue private managerial preferences or activities that are misaligned with Aetna's strategy or values.

Payments to politically active tax-exempt organizations create special risks for companies. Aetna's Policy does not commit the company to disclosing any payments publicly, including payments to tax-exempt organizations used for political purposes. (See http://www.aetna.com/about-aetna-insurance/initiatives/political-action-committee.html) The Policy incorporates by reference Aetna's Political Contributions and Related Activity Report (the "Report"), which is written by members of Aetna's management team. We believe this has it backwards: Aetna's board should decide which payments are disclosed, not members of management.

Aetna's most recent Report did disclose a $4,000,000 payment to the US Chamber of Commerce for "voter education." The Chamber has described its voter education initiative as informing voters about the positions taken by a number of specific Democratic candidates. (http://www.uschamber.com/press/releases/2012/july/us-chamber-launches-new-voter-education-campaign-five-senate-battleground-r; (last visited Nov. 15, 2012)) There is no assurance, however, that Aetna will continue making such disclosure in the absence of a board-level commitment to doing so.

In addition, the 2011 Report did not disclose a $3,000,000 payment Aetna made to the American Action Network ("AAN"), a tax-exempt organization that, in the 2011-2012 election cycle, conducted high profile public advocacy campaigns in support of, and in opposition to, candidates for political office. (Aetna inadvertently disclosed the payment in a state insurance filing in mid-2012). (http://www.opensecrets.org/outsidespending/detail.php?cmte=American+Action+Network)

In our view, funding partisan organizations like the Chamber and AAN may not be in the best interests of Aetna and its shareholders. We are concerned that in committing substantial corporate resources to influence the political process, Aetna may have given insufficient attention to maximizing value in the current regulatory environment. Disclosure of payments to such organizations would enable shareholders to assess the risks they pose.

We urge shareholders to vote for this proposal.

EXHIBIT B



Aetna
151 Farmington Avenue
Hartford, CT 06156

William C. Baskin III
Senior Corporate Counsel
Law & Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

VIA OVERNIGHT MAIL

December 18, 2012

Ms. Dawn Wolfe
Vice President, Governance & Sustainable Investment
F&C Management Limited
265 Franklin Street, 16th Floor
Boston, MA 02110

Re: Your letter to Aetna Inc. dated December 11, 2012

Dear Ms. Wolfe:

This will acknowledge receipt of your letter dated December 11, 2012, concerning a shareholder proposal addressed to the Corporate Secretary of Aetna Inc. ("Aetna"). Aetna received your letter on December 12, 2012, but we have not yet received verification of ownership of shares on behalf of F&C Management Limited ("F&C").

The inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Rule 14a-8(b) requires that F&C be a record or beneficial owner of at least two thousand dollars in market value of Aetna common stock; have held such securities for at least one year by December 11, 2012, the date its proposal was submitted; and continue to own such securities through the date on which Aetna's 2013 annual meeting is held. Beneficial owners of Aetna's common stock, such as F&C, also must provide sufficient verification of ownership.

As a beneficial owner, F&C must provide Aetna with documentary support indicating the number of shares that F&C owns through each nominee, as well as the date(s) F&C acquired the shares. An account statement is not sufficient. You must provide to Aetna a written statement from the record holder of the securities, such as a broker or bank, verifying that F&C has owned at least two thousand dollars in market value of Aetna common stock continuously for at least one year on December 11, 2012, the date F&C submitted its proposal. In accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Aetna no later than 14 calendar days after your receipt of this letter. Please direct your correspondence to me at the above address.

Very truly yours,

William C. Baskin III

Attachment

wcb121312 f&c.doc

AUTHENTICATED
U.S. GOVERNMENT
INFORMATION
GPO

made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and

EXHIBIT D



STATE STREET.

State Street Trustees Limited

525 Ferry Road
Edinburgh
Eh5 2AW

telephone +0131 315 2000
facsimile +0131 315 5111

Telephone: Direct Line: 0131-315 5797

Switchboard:
Fax : 0207 170 8173

Ms. Judith Jones
Vice President and Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT06156
USA

Our Ref: F&C/YS

Your Ref:

24th December 2012

Dear Ms Jones,

F&C Investment Funds ICVC - North American
Aetna Inc Com Stk USD 0.01 (ISIN: US00817Y1082)

State Street Trustees Ltd as Depositary confirm that State Street Bank and Trust Co.,N.A., New York as Custodian continuously held shares in Aetna for at least one year preceding and including 11th December 2012 for our client and beneficial owner, F&C Investment Funds ICVC- North American Fund.

Should you require any further assistance, please do not hesitate to contact us.

Yours sincerely,

E. Yvonne Steffen
Account Manager
State Street Trustees Ltd

Ltd Access.